TABLE OF CONTENTS

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement
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☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

NCS HEALTHCARE, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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November 9, 2001

Dear Stockholder:

   You are cordially invited to attend the 2001 Annual Meeting of Stockholders of NCS HealthCare, Inc. to be held Tuesday, December 11, 2001, at 9:30 a.m. (local time), at the Sheraton Cleveland City Centre, 777 St. Clair Avenue, 6th Floor, Cleveland, Ohio 44114.

   The notice of meeting and proxy statement accompanying this letter describe the specific business to be acted upon. There will also be a discussion of the Company's activities and a report on our first quarter, which ended on September 30, 2001.

   Whether or not you plan to attend the Annual Meeting in person, it is important that your shares are represented. Therefore, please complete, sign, date and promptly return the enclosed proxy card in the accompanying envelope. You are, of course, welcome to attend the Annual Meeting and vote in person even if you have previously returned your proxy card.

   Sincerely,

Jon H. Outcalt   Kevin B. Shaw
Chairman   *President, Chief Executive Officer & Secretary*

NCS HEALTHCARE, INC.
3201 Enterprise Parkway
Cleveland, Ohio 44122

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD TUESDAY, DECEMBER 11, 2001

The 2001 Annual Meeting of Stockholders of NCS HealthCare, Inc., a Delaware corporation, will be held Tuesday, December 11, 2001, at 9:30 a.m. (local time), at the Sheraton Cleveland City Centre, 777 St. Clair Avenue, 6th Floor, Cleveland, Ohio 44114. Doors to the meeting will be open at 9:00 a.m.

The meeting will be conducted:

1. To consider and vote upon the election of the class of Directors whose term will expire at the Annual Meeting of Stockholders to be held in 2004; and
2. To consider and act upon such other matters as may properly come before the meeting or any and all postponements or adjournments thereof.

Only stockholders of record at the close of business on October 30, 2001 will be entitled to notice of and to vote at the meeting or any adjournments or postponements thereof.

Kevin B. Shaw
President, Chief Executive Officer & Secretary

November 9, 2001

**EACH STOCKHOLDER IS REQUESTED TO EXECUTE AND PROMPTLY RETURN
THE ENCLOSED PROXY CARD IN THE ENCLOSED PREPAID ENVELOPE.**

NCS HEALTHCARE, INC.

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

To be held Tuesday, December 11, 2001
Mailed on or about November 9, 2001

INTRODUCTION

This proxy statement (the "Proxy Statement") is being furnished to stockholders of NCS Healthcare, Inc., a Delaware corporation ("NCS" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board" or the "Board of Directors") from holders of record of the Company's outstanding shares of Class A Common Stock, $.01 par value (the "Class A Stock"), and Class B Common Stock, $.01 par value (the "Class B Stock") (the Class A Stock and Class B Stock hereinafter collectively referred to as the "Common Stock"), as of the close of business on October 30, 2001 (the "Annual Meeting Record Date") for use at the 2001 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), and at any adjournments or postponements thereof. The Annual Meeting will be held on Tuesday, December 11, 2001, at 9:30 a.m. (local time), at the Sheraton Cleveland City Centre, 777 St. Clair Avenue, 6th Floor, Cleveland, Ohio 44114. This Proxy Statement and the accompanying proxy card are being mailed to stockholders on or about November 9, 2001. The headquarters and principal executive offices of the Company are located at 3201 Enterprise Parkway, Cleveland, Ohio 44122.

Proxies will be solicited by mail, telephone or other means of communication. Solicitation also may be made by Directors, officers and other employees of the Company not specifically employed for this purpose. The Company will reimburse brokerage firms, custodians, nominees and fiduciaries in accordance with the rules of the National Association of Securities Dealers, Inc. for reasonable expenses incurred by them in forwarding materials to the beneficial owners of the Common Stock. The entire cost of solicitation will be borne by the Company.

VOTING RIGHTS AND PROXY INFORMATION

Only holders of record of Common Stock as of the close of business on the Annual Meeting Record Date will be entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. Holders of Class A Stock are entitled to one vote per share on any matter that may properly come before the Annual Meeting, and holders of Class B Stock are entitled to ten votes per share on any such matters. Except as otherwise provided by the Company's Certificate of Incorporation or required by law, holders of the Class A Stock and Class B Stock will at all times vote on all matters (including the election of Directors) together as one class. The presence, either in person or by properly executed and delivered proxy, of the holders of a majority of the voting power of the Common Stock entitled to vote is necessary to constitute a quorum at the Annual Meeting and to permit action to be taken by stockholders at such meeting. Under Delaware law, Common Stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee that are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares present and entitled to vote for purposes of determining the presence of a quorum.

A plurality of the votes present in person or represented by proxy at the Annual Meeting is required to elect the nominee for Director. "Plurality" means that the individuals who receive the largest number of votes cast are elected as Directors up to the maximum number of Directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of a Director, except to the extent that the failure to vote for an individual results in another individual receiving a larger number of votes.

Unless otherwise provided by law or the Company's Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of the Common Stock entitled to vote on such a matter and present in person or represented by proxy at the Annual Meeting is required to approve all other matters properly brought before the Annual Meeting. Abstentions as to all such matters will have the same effect as votes against such matters. Broker non-votes, however, are not counted as present and entitled to vote for purposes of determining whether a proposal has been approved and will have no effect on the outcome of any proposal requiring the affirmative vote of the holders of a majority of the outstanding shares present and entitled to vote.

As of October 17, 2001, there were 18,461,599 shares of Class A Stock and 5,255,210 shares of Class B Stock outstanding and entitled to vote at the Annual Meeting. All shares of Common Stock of the Company represented at the Annual Meeting by properly executed and delivered proxies received prior to or at the Annual Meeting and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted for the nominees for Class III Directors recommended by the Board.

In the event that a quorum is not present at the time the Annual Meeting is convened, or if for any other reason the Company believes that additional time should be allowed for the solicitation of proxies, the Company may adjourn the Annual Meeting with or without a vote of the stockholders. If the Company proposes to adjourn the Annual Meeting by a vote of the stockholders, the persons named in the enclosed proxy will vote all Common Stock for which they have voting authority in favor of such adjournment.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with National City Bank, in its capacity as transfer agent for the Company (the "Transfer Agent"), at or before the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a subsequent proxy relating to the same shares of Common Stock and delivering it to the Transfer Agent at or before the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, in and of itself, constitute a revocation of a proxy). Any written notice revoking a proxy should be sent to National City Bank, Corporate Trust Administration, 629 Euclid Avenue, Room 635, Cleveland, Ohio 44114, Attention: Ms. Laura S. Kress.

STOCK OWNERSHIP OF PRINCIPAL HOLDERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of October 17, 2001, unless otherwise indicated, by (i) each person known by the Company to be the beneficial owner of more than 5% of any class of Common Stock, (ii) each Director, (iii) each Named Executive Officer and (iv) all Directors and executive officers as a group.

Name	Class A Stock Beneficially Owned		Class B Stock Beneficially Owned(1)	
	Number	Percent	Number	Percent
Jon H. Outcalt(2)	263,895(3)	1.4	3,476,086(4)	66.1
Kevin B. Shaw(2)	106,041(5)	*	1,141,134(6)	21.7
William B. Byrum	77,946(7)	*	—	—
Richard L. Osborne	58,407(8)	*	101,403	1.9
Boake A. Sells	25,926(9)	*	92,185	1.8
Gerald D. Stethem	43,833(10)	—	—	—
Thomas B. Mangum	24,999(11)	—	—	—
Michael J. Mascali	35,833(12)	*	—	—
All Directors and executive officers as a group (10 persons)	664,713(13)	3.6	4,810,808	91.5

* Less than one percent.

(1) Each share of Class B Stock carries ten votes per share and is convertible at any time into one share of Class A Stock on a one-for-one basis.

(2) The beneficial owner's address is c/o NCS HealthCare, Inc., 3201 Enterprise Parkway, Cleveland, Ohio 44122.

(3) Includes (i) 32,063 shares of Class A Stock held by Mr. Outcalt's spouse, (ii) 170,000 shares of Class A Stock held by the custodian of an individual retirement account for the benefit of Mr. Outcalt, and (iii) options to purchase 61,832 shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(4) Owner of record is the Jon H. Outcalt Trust.

(5) Includes (i) 5,675 shares of Class A Stock held by Mr. Shaw's spouse, and (ii) options to purchase 70,166 shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(6) Includes 184,370 shares of Class B Stock owned of record by Mr. Shaw's spouse.

(7) Includes (i) 280 shares of Class A Stock held by the trustee of an individual retirement account for the benefit of Mr. Byrum's spouse, and (ii) options to purchase 77,666 shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(8) Includes options to purchase 8,750 shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(9) Includes options to purchase 11,666 shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(10) Represents options to purchase shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(11) Represents options to purchase shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(12)   Includes (i) 200 shares of Class A Stock held by Mr. Mascali's daughter, (ii) and includes options to purchase 35,333 shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

(13)   Includes options to purchase 362,078 shares of Class A Stock that are exercisable within 60 days of the Annual Meeting Record Date.

ELECTION OF DIRECTORS

The by-laws of the Company fix the number of Directors of the Company at seven. The Board of Directors of the Company is currently comprised of four Directors. The Company has three classes of Directors. The Board has nominated and recommends the reelection of each of Mr. Osborne and Mr. Outcalt as a "Class III Director" for a three-year term expiring at the Annual Meeting of Stockholders to be held in 2004. Proxies may not be voted for a greater number of persons than the number of nominees named herein.

The Company has had no Class I Directors since the resignation of Mr. A. Malachi Mixon, III following the 2000 Annual Meeting of Shareholders. The Board continues to consider qualified candidates to fill the vacancies within Class I.

Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR Mr. Osborne and Mr. Outcalt. If elected, Mr. Osborne and Mr. Outcalt have each consented to serve as a Director of the Company for the three-year term or until a successor is elected and qualified. Further information with respect to Mr. Osborne and Mr. Outcalt is set forth below in the section entitled "Nominees for Class III Director." Although it is not contemplated that Mr. Osborne and Mr. Outcalt will be unable to serve as Directors, in such event, the proxies will be voted by the proxy holders for such other persons as may be designated by the present Board of Directors.

Nominees for Class III Director

Richard L. Osborne
Member, Audit and Human Resources Committees of the Board of Directors Director since 1986
Age: 63

Richard L. Osborne is currently a Professor for the Practice of Management, and was formerly the Executive Dean of the Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio, a position he held since 1971. Mr. Osborne serves on the Boards of Myers Industries, Inc., a manufacturer of plastic and rubber parts for the automotive and other industries, New Horizons Worldwide, Inc., a provider of computer training services, and Ohio Savings Financial Corporation, a savings and loan holding company.

Jon H. Outcalt
Chairman of the Board of Directors Director since 1986
Age: 65

Jon H. Outcalt is a founding principal of NCS. Effective July 1, 2000, he resigned from his position as an officer of the Company but retained his position as an employee and Chairman of the Board of Directors. He served as Senior Vice President of Alliance Capital Management L.P., a global investment management company, from 1975 to December 1995. Mr. Outcalt serves on the Board of Directors of Myers Industries, Inc., a manufacturer of plastic and rubber parts for the automotive and other industries, and Ohio Savings Financial Corporation, a savings and loan holding company.

The Board of Directors of the Company unanimously recommends a vote FOR each of the foregoing nominees as a Class III Director of the Company.

Directors Continuing in Office

Boake A. Sells
Member, Audit and Human Resources
  Committees of the Board of Directors
Director since 1993
Age: 64
Term as Class II Director expires 2003

Boake A. Sells has been a self-employed private investor since June 1992. He was Chairman of the Board, President and Chief Executive Officer of Revco D.S., Inc. from September 1987 to June 1992 and was formerly President and Chief Operating Officer of Dayton Hudson Corporation and President and Chief Operating Officer of Cole National Corporation. Mr. Sells is a Director of Harrah's Entertainment, Inc., a leading casino gaming company.

Kevin B. Shaw
President, Chief Executive Officer & Secretary
Director since 1986
Age: 44
Term as Class II Director expires 2003

Kevin B. Shaw is a founding principal of NCS and has served as President, Secretary and a Director of the Company since 1986, and as Chief Executive Officer since December 1995. Prior to joining the Company, Mr. Shaw was employed by McKinsey & Company and Owens Corning Fiberglas.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Presently, the Board is comprised of four members, two of whom are not officers or employees of the Company. Mr. A. Malachi Mixon, III, a former Class I Director, resigned from the Company's Board of Directors in December, 2000 following the 2000 Annual Meeting of Shareholders. During the fiscal year ended June 30, 2001, the Board met eight times. During the fiscal year ended June 30, 2001, each Director, with the exception of Mr. A. Malachi Mixon, III, attended at least 75 percent of the meetings of the Board of Directors and any Committee of the Board of Directors on which he served.

The Board has two standing committees: (i) Audit and (ii) Human Resources. The Audit and Human Resources Committees were created on February 5, 1996, in connection with the Company's initial public offering. The members of each committee are appointed by the Board of Directors and serve at its discretion. A majority of the members of each committee constitutes a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, are acts of any of the respective committees. The Company does not have a standing nominating committee or a committee performing similar functions.

The current members of the Audit Committee are Richard L. Osborne and Boake A. Sells. The Board of Directors continues to consider qualified candidates to fill the vacancy on the committee resulting from the resignation of Mr. Mixon. Neither Mr. Osborne nor Mr. Sells has been an officer or employee of the Company or any of its subsidiaries. Mr. Sells does have a consulting agreement with the Company. However, the Board of Directors has determined that this relationship does not interfere with his exercise of independent judgment. Therefore, both Mr. Osborne and Mr. Sells are independent directors as defined in the New York Stock Exchange listing standards. The Audit Committee has general responsibility for the supervision of the financial controls as well as accounting and audit activities of the Company. The Audit Committee annually reviews the qualifications of the Company's independent certified public accountants, makes recommendations to the Board of Directors concerning the selection of the accountants and reviews the planning, fees and results of such accountants' audits. The Audit Committee met six times during the fiscal year ended June 30, 2001.

The members of the Human Resources Committee are Richard L. Osborne and Boake A. Sells, neither of who has been an officer or employee of the Company or any of its subsidiaries. The Human Resources Committee has the authority to (i) administer the Company's stock option plans, including the selection of optionees and the timing of option grants, (ii) review and monitor key employee compensation and benefits policies, and (iii) administer the Company's management compensation plans. The Human Resources Committee met three times during the fiscal year ended June 30, 2001.

The Executive Committee was created on April 22, 1997 and has general authority for exercising the power of the Board of Directors regarding the acquisition of institutional pharmacies and related businesses in the long-term care industry. The Executive Committee did not meet during the fiscal year ended June 30, 2001.

AUDIT COMMITTEE AND RELATED MATTERS

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee's activities are governed by a written charter adopted by the Board of Directors, a copy of which is attached to this Proxy Statement as Appendix A.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. The independent auditors audit the annual financial statements prepared by management and express an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. The Audit Committee monitors these processes.

In this context, the Audit Committee met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the audited financial statements with management and the independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the independent auditors such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

In addition, the independent auditors provided to the Audit Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees), related to the auditors' independence. The Audit Committee discussed with the independent auditors the auditors' independence from the Company and its management and considered the compatibility of nonaudit services with the auditors' independence.

The Audit Committee discussed with the Company's financial management and independent auditors the overall scope and plans for the audit. The Audit Committee also met with the independent auditors, with and without management present, to discuss the results of the examinations, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting. In addition, the Audit Committee considered other areas of its oversight relating to the financial reporting process that it determined appropriate.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2001 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Boake A. Sells, Chairman
Richard L. Osborne

COMPENSATION OF DIRECTORS

The Company endeavors to maintain a mutuality of interest between its Directors and the stockholders of the Company. Hence, it has required all of its Directors to purchase Common Stock and has compensated its Directors, who are not also key employees, by granting options to purchase shares of Class B Stock. Directors who are not also key employees receive an annual Director fee in the amount of $35,000. Mr. Outcalt, in his position as Chairman of the Board of Directors, receives an annual salary of $200,000. Mr. Outcalt also receives a monthly retention bonus of $17,000 for services in connection with the Company's restructuring program. Upon completion of the restructuring, Mr. Outcalt will receive a one-time payment of $200,000. Mr. Sells receives a monthly consulting fee of $10,000 in addition to the Director fee.

EXECUTIVE COMPENSATION

Executive Compensation

The table below sets forth certain information with respect to compensation paid or accrued by the Company during the fiscal years ended June 30, 2001, 2000 and 1999, to the Company's (i) Chief Executive Officer, (ii) the other four most highly compensated executive officers of the Company for the fiscal year ended June 30, 2001 and (iii) any individual that would have been one of the four most highly compensated executive officers but for the fact that such individual was not serving as an executive officer of the Company at the end of the fiscal year ended June 30, 2001 (collectively, the "Named Executive Officers").

Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation Awards | |
	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options(1)	All Other Compensation
Jon H. Outcalt	2001	$156,153	$119,000(2)		60,000	$ —
Chairman, Board of Directors	2000	100,000	—	—	87,000	—
	1999	100,000	—	—	35,000	—
Kevin B. Shaw	2001	187,000	25,000(3)	—	40,000	2,100(4)(5)
President, Chief Executive Officer &	2000	187,000	—	—	52,000	2,100(4)(5)
Secretary	1999	187,000	—	—	50,000	2,894(4)(5)
William B. Byrum	2001	225,000	45,000(3)	—	60,000	6,680(4)(6)
Executive Vice President &	2000	225,000	—	—	82,000	8,600(4)(6)
Chief Operating Officer	1999	135,000	—	—	25,000	62,000(4)(6)(7)
Thomas Bryant Mangum	2001	210,000	10,000(3)	—	20,000	2,100(4)(9)
Senior Vice President	2000	210,000	—	—	30,000	2,000(4)(9)
	1999	175,000	71,690(8)	—	20,000	1,000(4)(9)
Gerald D. Stethem	2001	175,000	22,500(3)	—	35,000	2,100(4)(10)
Senior Vice President &	2000	172,465	—	—	47,000	26,908(4)(10)
Chief Financial Officer	1999	133,077	—	—	23,000	52,100(4)(10)
Michael J. Mascali	2001	154,031	12,500(3)	—	25,000	2,100(4)(11)
Senior Vice President	2000	154,177	—	—	35,000	7,750(4)(11)
	1999	136,346	—	—	18,000	2,000(4)(11)

(1)   Represents options to purchase shares of Class A Stock.

(2)   Represents a retention bonus payable throughout the implementation of the Company's Restructuring Plan in connection with a Retention Program adopted by the Board of Directors on November 29, 2000.

(3)   Represents a retention bonus payable in one-half increments during fiscal years 2001 and 2002 in connection with a Retention Program adopted by the Board of Directors on November 29, 2000.

(4)   The Company currently matches each participating employee's contributions to the 401(k) Plan to the extent of 20% of the first 10% of the participant's salary deduction, up to the maximum allowable contributions under the Internal Revenue Code.

(5)   Represents, for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999, respectively, (i) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Shaw; (ii) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Shaw; and (iii) $894 paid by the Company for premiums on life insurance policies and $2,000 contributed by the Company to its 401(k) Plan on behalf of Mr. Shaw.

(6)   Represents, for the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999, respectively, (i) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Byrum and a $4,580 taxable fringe benefit auto allowance; (ii) $2,000 contributed by the Company to its 401(k) Plan on behalf of Mr. Byrum and a $6,600 taxable fringe benefit auto allowance; and (iii) $2,000 contributed by the Company to its 401(k) Plan on behalf of Mr. Byrum.

(7)   Represents forgiveness of a loan made by the Company to Mr. Byrum on May 28, 1998.

(8)   The bonus paid to Mr. Mangum was a one-time payment made by the Company in connection with Mr. Mangum's agreement to join the Company in June 1998.

(9)   Represents amounts contributed by NCS to its 401(k) Plan on behalf of the employee.

(10)   Represents, for the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999, respectively, (i) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Stethem; (ii) a $24,808 one-time payment made by the Company in connection with accrued, but unpaid vacation; and (iii) $50,000 paid by the Company in connection with the reimbursement of relocation expenses.

(11)   Represents, for the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999, respectively, (i) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Mascali; and (ii) a $5,650 taxable fringe benefit auto allowance.

Option Grants

Shown below is information on grants of stock options pursuant to the Company's 1996 Long Term Incentive Plan and the Company's 1998 Performance Plan during the fiscal year ended June 30, 2001 to the Named Executive Officers.

Option Grants in Last Fiscal Year

		Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms	
Name	Number of Securities Underlying Options	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price (per share)	Expiration Date	5%	10%
Jon H. Outcalt *Chairman*	60,000(1)	8.6%	$0.135	10/25/05	$2,238	$4,945
Kevin B. Shaw *President, Chief Executive Officer & Secretary*	40,000(1)	5.7%	$0.135	10/25/05	1,492	3,297
William B. Byrum *Executive Vice President & Chief Operating Officer Senior Vice President*	60,000(1)	8.6%	$0.135	10/25/05	2,238	4,945
Gerald D. Stethem *Chief Financial Officer*	35,000(1)	5.0%	$0.135	10/25/05	1,305	2,885
Michael J. Mascali *Senior Vice President*	25,000(1)	3.6%	$0.135	10/25/05	932	2,060
Thomas Bryant Mangum	20,000(1)	2.9%	$0.135	10/25/05	746	1,648

(1) The option was granted on October 25, 2000 and becomes exercisable annually in one-third increments beginning on November 1, 2002.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides certain information concerning the value of securities underlying unexercised stock options held by each of the Named Executive Officers during the fiscal year ended June 30, 2001. This table assumes the conversion into Class A Stock of all shares of Class B Stock issuable upon the exercise of certain options.

			Number of Securities Underlying Unexercised Options at June 30, 2001		Value of Unexercised in-the-Money Options at June 30, 2001(1)	
Name	Number of Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Jon H. Outcalt	—	$—	57,666	126,834	$ —	$ —
Kevin B. Shaw	—	—	65,166	116,834	—	—
William B. Byrum	—	—	50,333	147,667	—	—
Thomas Bryant Mangum	—	—	11,666	58,334	—	—
Gerald D. Stethem	—	—	31,166	88,834	—	—
Michael J. Mascali	—	—	22,000	67,000	—	—

(1) All stock options were out of the money (the exercise price was higher than the market price) at June 30, 2001.

Employment Agreements

The Company is party to an employment agreement with William B. Byrum, dated July 1, 2001, pursuant to which the Company employs Mr. Byrum as Executive Vice President and Chief Operating Officer. This agreement replaces an earlier agreement, dated September 1, 1995 and terminated on October 25, 2000, pursuant to which the Company employed Mr. Byrum as Vice President - Corporate Development. In June 1998, Mr. Byrum was promoted to the position of Senior Vice President and in June 1999, Mr. Byrum was promoted to his current position of Executive Vice President and Chief Operating Officer. The agreement provides for a term of two years and an annual salary subject to increase at the discretion of the Company. The agreement also provides for a bonus to be paid to Mr. Byrum. In addition, the agreement contains certain non-compete, non-disclosure and non-interference provisions applicable to Mr. Byrum.. The Company has entered into a salary continuation agreement with Mr. Byrum, the terms of which are more fully described below.

The Company is a party to a salary continuation agreement with each of Jon H. Outcalt, Kevin B. Shaw, William B. Byrum, Thomas B. Mangum, Gerald D. Stethem and Michael J. Mascali (each an "Employee"). The agreements entered into with Messrs. Mangum, Stethem and Mascali are dated July 20, 1999. The agreements with Messrs. Outcalt and Shaw are dated September 29, 2000 and Mr. Byrum's agreement is dated October 25, 2000. Under the terms of the salary continuation agreement, if, subsequent to a change in control transaction involving the Company, the Employee's employment is terminated by the Company other than for cause (as defined in the agreement) or he terminates his employment for good reason (as defined in the agreement), the Employee will be entitled to receive for a period ending (A) two years for Messrs. Outcalt, Shaw, Byrum, Mangum and Stethem, and (B) one year for Mr. Mascali, from the date of change in control transaction (i) a base salary at an annual rate equal to the greater of (x) the highest monthly base salary paid by the Company to the Employee during the 12 months preceding the change in control transaction or (y) the highest monthly salary paid by the Company to the Employee during the period from the date of the change in control transaction to the date of the termination of the Employee's employment, and (ii) health insurance, life insurance and retirement benefits that would have been provided if the Employee had not been terminated, in accordance with the most favorable plans or policies of the Company during the 90-day period preceding the change in control transaction, or, if more favorable to the Employee, as in effect at any time thereafter with respect to other key employees. The Company has entered into similar salary continuation agreements for six, twelve, eighteen and twenty-four month terms with an additional twenty-five key employees.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation program is administered by the Human Resources Committee (the "Committee") of the Board of Directors. The Committee is comprised of Messrs. Osborne and Sells, neither of who is an officer or employee of the Company.

Compensation Philosophy

The Committee's philosophy regarding the compensation of the executive officers is to (i) provide a competitive total compensation package in line with the special circumstances the Company is facing that will allow the Company to attract and retain qualified executives; (ii) provide executives with incentive bonuses linked to Company and individual performance; and (iii) provide executive officers with a significant equity stake in the Company through stock options or other equity incentives.

Section 162(m) of the Internal Revenue Code prohibits a deduction to any publicly held corporation for compensation paid to a "covered employee" in any year in excess of $1 million. A covered employee is generally one of the Named Executive Officers. The Committee does not expect the deductibility of any compensation paid to any of the Named Executive Officers in 2001 to be affected by Section 162(m). However, the Committee may consider alternatives to its existing compensation programs in the future to assure the deductibility of executive compensation.

Fiscal 2001 Compensation Decisions

Salaries. Salaries for all executive officers for fiscal 2001, other than for Mr. Shaw, were established by the Committee based on recommendations by Mr. Shaw. Salaries for some executive officers were increased early in fiscal 2001, based on then-existing financial circumstances, consistent with the Company's desire to retain and attract qualified executives with consideration given to the Company's challenging financial and competitive pressures.

Bonuses. Generally, cash bonuses paid by the Company to its executive officers are based on each executive's function, level of responsibility and/or the terms of their employment agreements. To enhance the ability of the Company to retain highly qualified employees during the implementation of a restructuring plan, a Retention Program was adopted on November 29, 2000 providing for a bonus to each of the Company's executive officers during fiscal 2001 if they remain employed by the Company on the scheduled payment date.

Stock Options. The Committee believes that the interests of executives most responsible for the management and growth of the Company should be closely aligned with the long-term interests of the Company's stockholders. As a consequence, options to purchase an aggregate of 700,000 shares of Class A Stock were granted to 49 employees of the Company on October 25, 2000 based on the Board's recommendation on October 25, 2000. Of the total stock options granted, the Company awarded options to purchase an aggregate of 225,000 shares of Class A Stock to the Company's executive officers. The stock options vest incrementally over time beginning two years from the date of grant and expire five years from the date of grant. The exercise price of each stock option is $0.135 per share, which was the closing price of the Class A Stock on the date of grant.

In determining the number of options awarded to individual executive officers, the Committee generally establishes a level of award based on the individual's position and level of responsibility.

Compensation of the Chief Executive Officer

The compensation arrangement of Mr. Shaw, the President, Chief Executive Officer and Secretary of the Company, is determined based on the Committee's subjective assessment of his performance, measured by the Company's overall financial performance and the Committee's assessment of his contributions to achieving strategic objectives during the year. In light of the financial challenges facing the Company, Mr. Shaw elected not to be considered for a salary increase or bonus during fiscal 2001. The Board of Directors nevertheless awarded Mr. Shaw a retention bonus as a part of the Retention Program it adopted on November 29, 2000.

HUMAN RESOURCES COMMITTEE

Richard L. Osborne, Chairman
Boake A. Sells

11

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG THE COMPANY'S
CLASS A STOCK, THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ HEALTH SERVICES INDEX

The following line graph compares the percentage change in the cumulative total stockholder return on the Class A Stock against the cumulative total return of the Nasdaq Stock Market (U.S.) Index and the Nasdaq Health Services Index for the period commencing June 30, 1996 and ended June 30, 2001. The graph assumes an investment of $100 on June 30, 1996 in Class A Stock or the applicable index, a reinvestment of dividends (no dividends were declared on the Class A Stock during the period), and actual market value increases and decreases of the Class A Stock relative to an initial investment of $100 in the applicable index.

The Company believes the information provided has only limited relevance and is not necessarily indicative of future price performance.



Total Return Analysis

	06/30/96	06/30/97	06/30/98	06/30/99	06/30/00	06/30/01
NCS HealthCare, Inc.	$100.00	$100.41	$ 94.22	$ 17.97	$ 2.48	$ 0.66
Nasdaq Health Services	$100.00	$ 92.41	$ 90.01	$ 85.52	$ 66.49	$ 94.89
Nasdaq Stock Market	$100.00	$121.62	$160.11	$230.57	$340.57	$185.59

Source: Carl Thompson Associates www.ctaonline.com (800) 959-9677. Data from BRIDGE Information Systems, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's Directors and certain of its officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. Such persons are further required to furnish the Company with copies of all such forms they file. Based solely on the Company's review of the copies of such forms it has received, the Company believes all Section 16(a) filing requirements were satisfied by the Company's Directors and executive officers for the fiscal year ended June 30, 2001, except that an award of employee stock options to the Company's Directors, officers and certain other employees on October 25, 2000, and stock matches awarded employee participants in the Company's 401 (K) Plan pursuant to its provisions were filed on a Form 5 after the required filing date. Stock options granted to Ms. Levine, Senior Vice President, on October 25, 2000 were reported on a Form 3 after the required filing date.

STOCKHOLDER PROPOSALS FOR 2002 ANNUAL MEETING

Any stockholder who meets the requirements of the proxy rules under the Exchange Act may submit to the Board of Directors proposals to be considered for submission to the Annual Meeting of Stockholders to be held in 2002. Any such proposal should be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to Investor Relations Department, NCS HealthCare, Inc., 3201 Enterprise Parkway, Cleveland, Ohio 44122 and must be received no later than July 12, 2002. Any such notice shall set forth: (a) the name and address of the stockholder and the text of the proposal to be introduced; and (b) the number of shares of stock held of record, owned beneficially and represented by proxy by such stockholder as of the date of such notice. If the proponent is not a stockholder of record, proof of beneficial ownership also should be submitted. All proposals must be a proper subject for action and comply with the Proxy Rules of the Securities and Exchange Commission and such other requirements imposed by the Company as set forth in its by-laws. The Chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

The Company may use its discretion in voting proxies with respect to stockholder proposals not included in the Proxy Statement for the fiscal year ended June 30, 2002, unless the Company receives notice of such proposals prior to September 16, 2002.

INDEPENDENT AUDITORS

The Board of Directors of the Company has selected the firm of Ernst & Young LLP, independent auditors, to examine and audit the financial statements of the Company and its subsidiaries for the fiscal year ending June 30, 2002. Fees for services rendered by Ernst & Young LLP for the last fiscal year were:

Audit Fees	All Other Fees
$410,000	$101,000*

_____
*   Includes audit fees of $23,000 related to employee benefit plans.

Representatives of Ernst & Young LLP will be present at the Annual Meeting and will have an opportunity to make a statement should they so desire. The representatives also will be available to respond to appropriate questions from stockholders.

OTHER MATTERS

The Board of Directors of the Company is not aware of any matter to come before the meeting other than those mentioned in the accompanying notice. However, if other matters shall properly come before the meeting, it is the intention of the persons named in the accompanying Proxy to vote in accordance with their best judgment on such matters.

Upon the receipt of a written request from any stockholder entitled to vote at the Annual Meeting, the Company will mail, at no charge to the stockholder, a copy of the Company's Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Securities and Exchange Commission pursuant to Rule 13a-1 under the Exchange Act, for the Company's most recent fiscal year. Requests from beneficial owners of the Company's voting securities must set forth a good-faith representation that, as of the Annual Meeting Record Date, the person making the request was the beneficial owner of securities entitled to vote at such Annual Meeting. Written requests for the Annual Report on Form 10-K should be directed to: Investor Relations Department, NCS HealthCare, Inc., 3201 Enterprise Parkway, Cleveland, Ohio 44122.

You are urged to sign and return your Proxy promptly in order to make certain your shares will be voted at the Annual Meeting. For your convenience a return envelope is enclosed requiring no additional postage if mailed in the United States.


BY ORDER OF THE BOARD OF DIRECTORS
Kevin B. Shaw
President, Chief Executive Officer & Secretary


November 9, 2001

APPENDIX A

AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER
NCS HEALTHCARE, INC.

Organization

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of NCS HealthCare, Inc. (the “Company”) shall be comprised of a minimum of three directors. Except as provided below, each director shall be an “independent director,” as such term is defined in the New York Stock Exchange listing standards (an “Independent Director”). Notwithstanding the foregoing, one director who is not an Independent Director and is not a current employee or an immediate family member of an executive officer of the Company, may be appointed to the Committee, if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required by the best interests of the Company and its stockholders. Each member of the Committee shall be able to read and understand fundamental financial statements or will become able to do so within a reasonable period of time after appointment to the Committee. The Committee shall include at least one member that has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the individual’s financial sophistication.

Statement of Policy

The Committee shall provide assistance to the directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of financial reports of the company. In so doing, it is the responsibility of the Committee to maintain free and open communication between the directors, the independent auditors, the internal auditors, and the financial management of the Company.

Responsibilities

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to facilitate corporate accounting and reporting practices of the Company that are in accordance with all applicable requirements and that are of the highest quality.

In carryout out these responsibilities, the Committee will:

- Obtain the full board of directors’ approval of this Charter and review and reassess the adequacy of this Charter as conditions dictate (at least annually).

- Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company and its divisions and subsidiaries.

- Have a clear understanding with the independent auditors that they are ultimately accountable to the board of directors and the Committee, as the shareholders’ representatives, who have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor (or to nominate the independent auditor to be proposed for shareholder approval in any proxy statement).

- Review and concur with management’s appointment, termination, or replacement of the director of internal audit.

- Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit and timely quarterly reviews for the current year and the procedures to be utilized, the adequacy of the independent auditor’s compensation, and at the conclusion thereof review such audit or review, including any comments or recommendations of the independent auditors.

- Review with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be

given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

- Review reports received from regulators and other legal and regulatory matters that may have a material effect on the financial statements or related Company compliance policies.

- Inquire of management and the independent auditors about significant risks or exposures and assess the steps management has taken to minimize such risks to the Company.

- Review the quarterly financial statements with financial management and the independent auditors prior to the filing of the Form 10-Q (or prior to the press release of results, if possible) to determine that the independent auditors do not take exception to the disclosure and content of the financial statements, and discuss any other matters required to be communicated to the Committee by the auditors. The chair of the Committee may represent the entire Committee for purposes of this review.

- Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Review with financial management and the independent auditors the results of their timely analysis of significant financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices, and discuss any other matters required to be communicated to the Committee by the auditors. Also review with financial management and the independent auditors their judgments about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the organization's accounting principles and underlying estimates, and other significant decisions made in preparing the financial statements.

- Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of audit.

- Report the results of the annual audit to the board of directors. If requested by the board, invite the independent auditors to attend the full board of directors meeting to assist in reporting the results of the annual audit or to answer other directors' questions (alternatively, the other directors, particularly the other independent directors, may be invited to attend the Committee meeting during which the results of the annual audit are reviewed).

- On an annual basis, obtain from the independent auditors a written communication delineating all their relationships and professional services as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In addition, review with the independent auditors the nature and scope of any disclosed relationships or professional services and take, or recommend that the board of directors take, appropriate action to oversee the continuing independence of the auditors.

- Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the board of directors.

- Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

- Review the Committee's report, containing the information required to be stated therein by rules of the Securities and Exchange Commission, to be set forth in the proxy statement for the Company's annual meeting of stockholders, and review other Company disclosure relating to the Committee required to be set forth in such proxy statements. This Charter shall be filed as an appendix to the proxy statement at least once every three years, or the year after any significant amendment to the Charter.

NCS HEALTHCARE, INC.
PROXY FOR CLASS A COMMON STOCK
ANNUAL MEETING OF STOCKHOLDERS — DECEMBER 11, 2001
This Proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints (i) JON H. OUTCALT, KEVIN B. SHAW, and GERALD D. STETHEM, and each of them, as Proxy holders and attorneys, with full power of substitution, to appear and vote all of the shares of Class A Common Stock of NCS HealthCare, Inc. that the undersigned shall be entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Sheraton Cleveland City Centre, 777 St. Clair Avenue, 6 th Floor, Cleveland, Ohio, on Tuesday, December 11, 2001, at 9:30 a.m. local time, and at any adjournments thereof, hereby revoking any and all proxies heretofore given, and (ii) authorizes and directs said Proxy holders to vote all of the shares of Class A Common Stock of the Company represented by this Proxy as follows, **with the understanding that if no directions are given below, said shares will be voted "FOR" the election of the two Directors nominated by the Board of Directors.**

(1) ELECTION OF DIRECTORS.

☐ **FOR** both nominees listed   ☐ **WITHHOLD AUTHORITY**
 (except as marked to the contrary below)   to vote for all nominees listed

Jon H. Outcalt and Richard L. Osborne

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the following line.)

(To be signed on other side)

(Continued and **to be signed** on the other side)

(proxy — continued from other side)

(2) In their discretion to act on any other matter or matters which may properly come before the meeting.

Please date, sign and return promptly in the accompanying envelope.

Dated: _____, 2001

_____

Your signature to this Proxy form should be exactly the same as the name imprinted hereon. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. For joint accounts, the name of each joint owner must be signed.

The Board of Directors recommends you vote "FOR" both of the nominees for Director.

NCS HEALTHCARE, INC.
PROXY FOR CLASS B COMMON STOCK
ANNUAL MEETING OF STOCKHOLDERS — DECEMBER 11, 2001
This Proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints (i) JON H. OUTCALT, KEVIN B. SHAW, and GERALD D. STETHEM, and each of them, as Proxy holders and attorneys, with full power of substitution, to appear and vote all of the shares of Class B Common Stock of NCS HealthCare, Inc. that the undersigned shall be entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Sheraton Cleveland City Centre, 777 St. Clair Avenue, 6 th Floor, Cleveland, Ohio, on Tuesday, December 11, 2001, at 9:30 a.m. local time, and at any adjournments thereof, hereby revoking any and all proxies heretofore given, and (ii) authorizes and directs said Proxy holders to vote all of the shares of Class B Common Stock of the Company represented by this Proxy as follows, **with the understanding that if no directions are given below, said shares will be voted "FOR" the election of the two Directors nominated by the Board of Directors.**

(1) Election of Directors.

☐ **FOR** both nominees listed   ☐ **WITHHOLD AUTHORITY**
  (except as marked to the contrary below)   to vote for all nominees listed

Jon H. Outcalt and Richard L. Osborne

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the following line.)

(To be signed on other side)

(Continued and **to be signed** on the other side)

(proxy — continued from other side)

(2) In their discretion to act on any other matter or matters which may properly come before the meeting.

Please date, sign and return promptly in the accompanying envelope.

Dated: _____, 2001

_____

Your signature to this Proxy form should be exactly the same as the name imprinted hereon. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. For joint accounts, the name of each joint owner must be signed.

The Board of Directors recommends you vote "FOR" both of the nominees for Director.

CONFIDENTIAL VOTING INSTRUCTIONS

To: Wells Fargo Bank West, Trustee for the NCS HealthCare Employee Savings Plan and Trust

Pursuant to section 7.2(d) of the NCS HealthCare Employee Savings Plan and Trust (the "Plan"), the undersigned as a participant in the Plan hereby directs the Trustee to vote (in person or by proxy) all shares of Class A Common Stock of NCS HealthCare, Inc. credited to the undersigned's account under the Plan on the record date for the Annual Meeting of Stockholders of NCS HealthCare, Inc. to be held on December 11, 2001 and at any adjournment or postponement thereof, on the following matters as checked below:

The Board of Directors recommends a vote "FOR" the nominees for Directors:

(1) ELECTION OF DIRECTORS.

☐ **FOR** both nominees listed below
  (except as marked to the contrary below)

☐ **WITHHOLD AUTHORITY**
to vote for all nominees listed below

Jon H. Outcalt and Richard L. Osborne

(INSTRUCTIONS:To withhold authority to vote for any individual nominee, write that nominee's name on the following line)

(To be signed on other side)

(Continued and **to be signed** on the other side)

(proxy — continued from other side)

(2)   In accordance with his judgement upon any other matter or matters that may properly come before the meeting.

Please sign exactly as name appears below. The trustee shall not vote shares of the company for which it does not receive instructions.

This confidential voting instructions card will be seen only by authorized personnel of the Trustee. The shares represented by this card will be voted as directed, or if directions are not indicated but this card is executed and returned, will be voted for the election of the Directors.

Dated: _____, 2001

_____

Signature

_____

Signature

_____

Title

Note: Please sign exactly as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such.

PLEASE SIGN, DATE AND RETURN YOUR VOTING CARD PROMPTLY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE.